Exhibit 21.1

List of Subsidiaries

Clean Energy HRS LLC

CETY Europe, SRL

CETY Capital LLC

Clean Energy Technologies (H.K.) Limited

Hainan Clean Energy Technologies, Inc.

Meishan Clean Energy Technologies, Inc.

Leading Wave Limited

Element Capital International Limited

Sichuan Hunya Jieneng New Energy Co. LTD

Jiangsu Huanya Jieneng New Energy Co., Ltd.

Herbert YF Global Holding Limited